FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on March 3, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Date  March 3, 2005                  By /s/ Christopher Thomas
----------------------                  -------------------------------
                                            Christopher Thomas
                                            Chief Financial Officer

DryShips Inc. Announces Agreement to Acquire 8 Additional Vessels and Delivery of 4 Vessels


ATHENS, Greece, March 3, 2005 - DryShips Inc. (Nasdaq: DRYS), announced today that it has taken delivery of the panamax bulkcarrier m.v. "Tonga," 66,798 dwt, built 1984, as well as the handymax bulkcarrier m.v. "Matira," 45,863 dwt, built 1994. These vessels are the first of 11 drybulk carriers that were referred to as "Identified Vessels" in the prospectus dated February 3, 2005.

DryShips Inc. has also agreed to acquire an additional 8 vessels for approximately $418 million from unaffiliated third parties. These vessels consist of 2 capesize bulkcarriers currently employed in the spot market and 6 panamax bulkcarriers 5 of which have time charter contracts. The company has already taken delivery of 2 of these 6 panamax bulk carriers, the m.v. "Coronado," 75,706 dwt, built 2000 and m.v. "Xanadu," 72,270 dwt, built 1999.

After taking delivery of the 11 Identified vessels and the 8 additional vessels DryShips will have a fleet of 25 vessels consisting of 4 capesize, 19 panamax and 2 handymax bulkcarriers aggregating 2.1 million dwt and with an average age of 11 years.

The table below describes in detail our fleet development and current employment profile:

                                                                            Current

                           Year                       Estimated            Employment         Redelivery
                           Built       Deadweight    Delivery Date         ($ per day)        (mid-range)
                          -----        ----------    -------------         -----------        -----------
Existing Fleet                           514,890
Shibumi                    1984          166,058                            Spot
Panormos                   1995           71,747                            Spot
Lacerta                    1994           71,862                            Spot
Flecha                     1982           65,081                            $23,685           October 2005
Striggla                   1982           64,747                            Spot
Mostoles                   1981           75,395                            Spot

Identified Vessels                       812,958
Netadola                   1993          149,475      End April             Spot
Samsara                    1999           73,688      Mid March              $8,600           April 2005
Iguana                     1996           70,349      Mid March             $33,700           November 2005
Waikiki                    1995           75,473      Early April           Spot
Toro                       1995           73,034      Mid March             $43,000           May 2005
Paragon                    1995           71,259      Mid March             $30,000           September 2006
Daytona                    1989           69,703      Early April           Spot
Lanikai                    1988           68,676      Early April           Spot
Tonga                      1984           66,798      Delivered 9 Feb       Spot
Alona                      2002           48,640      End March             Spot
Matira                     1994           45,863      Delivered 9 Feb       Spot

Additional Vessels                       788,334
Manasota                   2004          171,061      Early May             Spot
Alameda                    2001          170,662      Mid April             Spot
Mendocino                  2002           76,623      Mid August            $42,000           December 2006
Sonoma                     2001           74,786      Early May             Spot
Coronado                   2000           75,706      Delivered 21 Feb      $37,000           July 2005
Xanadu                     1999           72,270      Delivered 23 Feb      $32,500           August 2006
La Jolla                   1997           72,126      Early March           $35,750           August 2005
Linda Oldendorff           1995           75,100      End April             $43,250           August 2006
DryShips Fleet                         2,116,182


About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of 10 drybulk carriers and has entered into agreements to purchase an additional 15 vessels.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com